-------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 11-K




 X       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
---      ACT OF 1934
         For the year ended: December 31, 1996

---- TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _______ to
         _______.


         Commission file number:    1-9026





                          COMPAQ COMPUTER CORPORATION
                                INVESTMENT PLAN
                            (Full title of the Plan)





                          COMPAQ COMPUTER CORPORATION
          (Name of issuer of the securities held pursuant to the Plan)





                            20555 State Highway 249
                           Houston, Texas 77070-2698
                    (address of principal executive office)

-------------------------------------------------------------------------------

                  COMPAQ COMPUTER CORPORATION INVESTMENT PLAN
      INDEX TO FINANCIAL STATEMENTS, ADDITIONAL INFORMATION, AND EXHIBITS



The following plan financial statements, schedules, and reports have been prepared in accordance with the financial reporting requirements of ERISA.



                                                                                          Page
                                                                                          ----
            Report of Independent Accountants                                              3

            Financial Statements:

                  Statement of Net Assets Available for Plan Benefits
                     at December 31, 1996 and 1995                                         4

                  Statement of Changes in Net Assets Available for Plan Benefits
                     for the Year Ended December 31, 1996                                  5

            Notes to Financial Statements                                                6-12

            Additional Information:*

                  Item 27a - Schedule of Plan Assets Held for Investment
                     Purposes at December 31, 1996                                        13

                  Item 27d - Schedule of Reportable Transactions for the
                     Year Ended December 31, 1996                                         14

            Exhibits:

                  (1)  Consent of Independent Accountants                                 17


* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrative Committee of the Compaq Computer Corporation Investment Plan

In our opinion, the accompanying Statement of Net Assets available for plan benefits and the related Statement of Changes in Net Assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Compaq Computer Corporation Investment Plan at December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The information in
Note 6, Net Assets Available For Plan Benefits by Investment Fund and Note 7, Changes in Net Assets Available for Plan Benefits by Investment Fund is presented for the purpose of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The schedules listed in the accompanying index and the information by fund have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICE WATERHOUSE LLP

Houston, Texas
June 9, 1997

                  COMPAQ COMPUTER CORPORATION INVESTMENT PLAN
              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                      December 31,
                                                  1996           1995
                                              ------------   ------------
Investments, at fair value (Notes 2 and 6)    $530,701,147   $364,819,695
Loans to participants                           27,412,263     23,100,713
                                              ------------   ------------
     Net assets available for plan benefits   $558,113,410   $387,920,408
                                              ============   ============



   The accompanying notes are an integral part of these financial statements.

                  COMPAQ COMPUTER CORPORATION INVESTMENT PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

Additions to net assets attributed to:
     Employee contributions                                         $  31,228,913
     Employer contributions, less forfeitures of $528,000              20,864,458
     Rollover contributions                                             6,425,678
     Transfers from other plans (Note 1)                                3,571,338
     Interest on participant loans                                      2,252,502
     Investment income                                                  9,176,205
     Net appreciation in fair market value of investments             120,880,458
                                                                    -------------
                                                                      194,399,552
Deductions from net assets attributed to:
     Benefits paid to participants                                    (24,170,190)
     Administrative expenses                                              (36,360)
                                                                    -------------
                                                                      (24,206,550)

        Net increase                                                  170,193,002

Net assets available for plan benefits:
        Beginning of year                                             387,920,408
                                                                    -------------
        End of year                                                 $ 558,113,410
                                                                    =============



   The accompanying notes are an integral part of these financial statements.

                  COMPAQ COMPUTER CORPORATION INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS



Note 1 - Description of the Plan and Significant Accounting Policies:

Compaq Computer Corporation (the Company) initially adopted the Compaq Computer Corporation Savings Plan effective April 1, 1985, to establish a savings and investment plan for the benefit of the Company's employees and their beneficiaries. The Compaq Computer Corporation Savings Plan was renamed the Compaq Computer Corporation Investment Plan (the Plan) effective January 1, 1986, pursuant to a Plan amendment on October 28, 1986. There were no material changes in the Plan as a result of amendments in 1996.

In January 1995, the Administrative Committee of the Plan changed plan administrators from T. Rowe Price Trust Company to the Vanguard Group, Inc. The transfer of administrative duties and Participant funds occurred on June 30, 1995.

Effective January 1996 and April 1996, the net assets of the Thomas-Conrad Corporation Investment Plan and Networth, Inc. Investment Plan, respectively, were merged into the Plan as a result of the Company's acquisition of Thomas-Conrad Corporation and Networth, Inc.

The following description of the Plan provides only general information. Eligible employees may refer to the official Investment Plan document, as amended, for a more complete description of the Plan's provisions. Capitalized terms used and not otherwise defined herein are as defined in the Plan.

Basis of Accounting -

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition -

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price. Loans to participants are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Payment of Benefits -

Benefits are recorded when paid.

Participation -

The Plan is a voluntary defined contribution plan. Employees are eligible to participate at the beginning of any month after completion of six months of service with the Company. Participants may contribute to the Plan, through salary reduction, an amount between 1% and 14% of Base Compensation. Participants may change their (i) contribution percentage at the beginning of any month, (ii) allocation of contributions to the funds (in 1% increments) on a daily basis, and (iii) allocation of investment balances in the Company's Common Stock Fund and the mutual funds on a daily basis. All participating employees of the Company are required to adhere to the Company's policy regarding insider trading, and executive officers are required to adhere to rules issued by the Securities and Exchange Commission under Section 16 of the Securities Exchange Act of 1934, as amended. Each Participant's annual salary reduction contribution is limited to the maximum amount permitted by the Secretary of the Treasury ($9,500 in 1996).

Contributions -

The Company is required to make monthly matching contributions to the Plan in an amount equal to the respective Participant's salary reduction contribution, subject to a maximum of 6% of the Participant's Base Compensation up to a maximum of $150,000. At its discretion, the Company may make additional Company contributions in equal amounts to the accounts of certain Participants to the extent necessary to meet tests imposed by the Internal Revenue Code (Code). The Company's contributions can be deferred to subsequent periods (within certain limitations) if current or accumulated earnings are not sufficient to permit the Company to make such contribution on any contribution date.

Investment Options -

Participants are permitted to direct the investment of all Company matching contribution and Participant salary reduction contributions into any of the following seven funds:


* Vanguard Money Market Prime Portfolio Fund, a money market fund, seeks maximum current income consistent with the preservation of capital and liquidity.

* Vanguard Short-Term Corporate Bond Fund seeks to provide the highest level of current income consistent with the conservation of capital and the investment policy of the fund.

* Vanguard Index 500 Portfolio Fund, a stock market index fund that attempts to replicate the investments and returns of the U.S. equity market, as represented by the Standard & Poor's 500 Index.

* Vanguard Primecap Fund, a fund that invests primarily in dividend-paying common stocks selected on the basis of greater-than-average earnings growth potential, consistency of earnings growth, and quality of management.

* Warburg Pincus Institutional International Equity Fund, a fund that seeks long-term capital appreciation by investing in a broadly diversified portfolio of equity securities of companies that have their principal business activities and interests outside the United States.

* Vanguard Explorer Fund, a fund that seeks to provide long-term capital appreciation by investing in the common stocks of relatively small, unseasoned or embryonic companies.

* The Compaq Stock Fund, a fund that is comprised of common stock of the Company.

Participants' Accounts -

Each Participant's account is credited with his or her contribution, the Company's matching contribution and an allocation of Plan earnings or losses. Allocations of Plan earnings or losses are based upon the directed investment account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account balances net of any outstanding loans against those vested amounts.

Vesting -

Participants are immediately vested in their contributions and any net earnings thereon. Within the Participant's first five years of service with the Company, the Company matching contributions vest one-third on December 31 of the year of contribution, one-third on December 31 of the first succeeding year and one-third on December 31 of the second succeeding year. All Company matching contributions become 100% vested after a Participant has attained five years of service with the Company. The Plan provides for full vesting in the respective Company matching contributions for Participants who attain the age of 55 or become disabled and for the Participant's beneficiaries upon death of the Participant.

Loans -

Participants may borrow up to 50% of the current value of their vested account balances, including any earnings or losses. The minimum amount that may be borrowed is $1,000 and the maximum is $50,000 less the highest outstanding principal balance of any loan outstanding within the past twelve months. Loan terms range up to 5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed rate of 1 percent above the prime rate for the term of the loan. A Participant may originate three loans within a calendar year and can have no more than three loans outstanding at any given time. The carrying value of Participant loans approximates fair value.

Forfeitures -

Forfeitures of terminated Participants' nonvested accounts serve to reduce subsequent Company contributions. Forfeitures aggregated $967,080 and $528,000 was used to reduce Company contributions for the year ended December 31, 1996.

Administration -

Vanguard Group, Inc. is responsible for the administration of the amounts contributed by the Company and Participants to the Plan. Expenses incidental to the administration of the Plan and Trust may be paid by the Company or the Trust. Such administrative expenses aggregated $410,791 for the year ended December 31, 1996 and were paid by the Company.

Payment of Benefits -

Participants or their designated beneficiaries are entitled to receive a lump-sum distribution of all vested amounts net of any outstanding loans against those vested amounts in the event of termination of service, total and permanent disability, attainment of age 59 1/2, retirement or death.

Estimates-

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes the estimates are reasonable.

Note 2 - Investments

The number of shares and net asset values or quoted market price for each fund are as follows:

                                                                       Net Asset
                                                          Number of     Value/
                                                            Shares   Market Price
                                                          ---------   ---------
Warburg Pincus Institutional International Equity Fund    1,213,329   $   16.35
Vanguard Explorer Fund                                      426,930       53.83
Vanguard Money Market Prime Portfolio Fund               66,559,573        1.00
Vanguard Short-Term Corporate Bond Fund                     927,976       10.75
Vanguard Index 500 Portfolio Fund                         1,284,716       69.16
Vanguard Primecap Fund                                    2,070,715       30.08
Compaq Stock Fund                                         3,504,486       74.25

Net realized gains determined based on the current value method related to sales of the Company's stock and related to the sales of mutual fund investments for year ended December 31, 1996 are $15,132,227 and $2,179,101 respectively. Proceeds and costs related to sales of the Company's stock and related to the sales of mutual fund investments for the year ended December 31, 1996 are $103,107,324 and $ 118,689,893, and $87,975,096 and $116,510,792
respectively.

Note 3 - Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will be credited with a 100% vested interest in their respective Company matching contributions and net earnings thereon.

Note 4 - Federal Income Tax Status:

Management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and therefore the related trust is exempt from taxation under Code Section 501(a). In connection with certain amendments to the Plan, the Internal Revenue Service granted a favorable letter of determination to the Plan in January 1995.

Note 5 - Party-in-Interest Transactions:

During 1996, the Plan held certain assets in mutual funds managed by Vanguard Group, Inc. Any purchases and sales of these funds are open market transactions at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from prohibition of party-in-interest transactions under ERISA.

Note 6 - Net Assets Available For Plan Benefits by Investment Fund:



                               December 31, 1996


                                Warburg Pincus                 Vanguard        Vanguard       Vanguard
                                Institutional     Vanguard    Money Market    Short-Term      Index 500
                                International     Explorer       Prime         Corporate      Portfolio
                                 Equity Fund        Fund     Portfolio Fund*   Bond Fund        Fund*
                                ------------   ------------   ------------   ------------   ------------
Investments, at fair value      $ 19,837,930   $ 22,981,647   $ 66,559,573   $  9,975,752   $ 88,850,985
Loans to participants
                                ------------   ------------   ------------   ------------   ------------
Net assets available for plan
benefits                        $ 19,837,930   $ 22,981,647   $ 66,559,573   $  9,975,752   $ 88,850,985
                                ============   ============   ============   ============   ============



                                  Vanguard       Compaq
                                  Primecap        Stock       Participant
                                    Fund*         Fund*          Loans          Total
                                ------------   ------------   ------------   ------------
Investments, at fair value      $ 62,287,111   $260,208,149                  $530,701,147
Loans to participants                                         $ 27,412,263     27,412,263
                                ------------   ------------   ------------   ------------
Net assets available for plan
benefits                        $ 62,287,111   $260,208,149   $ 27,412,263   $558,113,410
                                ============   ============   ============   ============




* Fund balance represents more than 5% of total net assets available for plan benefits.

Note 6 (continued) - Net Assets Available For Plan Benefits by Investment Fund:

                               December 31, 1995



                                Warburg Pincus               Vanguard      Vanguard     Vanguard
                                Institutional   Vanguard   Money Market   Short-Term    Index 500
                                International   Explorer       Prime       Corporate    Portfolio
                                 Equity Fund      Fund    Portfolio Fund*  Bond Fund      Fund*
                                -----------   -----------  -----------    ----------   -----------
Investments, at fair value      $15,029,531   $13,616,592  $50,033,113    $7,649,383   $60,121,601
Loans to participants
                                -----------   -----------  -----------    ----------   -----------
Net assets available for plan
benefits                        $15,029,531   $13,616,592  $50,033,113    $7,649,383   $60,121,601
                                ===========   ===========  ===========    ==========   ===========



                                 Vanguard     Compaq
                                 Primecap      Stock       Participant
                                   Fund*       Fund*          Loans          Total
                                -----------  ------------   -----------  ------------
Investments, at fair value      $42,540,940  $175,828,535                $364,819,695
Loans to participants                                       $ 23,100713    23,100,713
                                -----------  ------------   -----------  ------------
Net assets available for plan
benefits                        $42,540,940  $175,828,535   $23,100,713  $387,920,408
                                ===========  ============   ===========  ============


* Fund balances represents more than 5% of total net assts available for plan benefits.

Note 7 - Changes in Net Assets Available For Plan Benefits by Investment Fund:

                      For the Year Ended December 31, 1996

                              Warburg Pincus                   Vanguard        Vanguard         Vanguard
                              Institutional     Vanguard      Money Market    Short-Term        Index 500
                              International     Explorer         Prime        Corporate         Portfolio
                               Equity Fund        Fund       Portfolio Fund    Bond Fund          Fund
                              ------------    ------------    ------------    ------------    ------------
Additions to net assets
  attributed to:
    Employee contributions    $  1,810,974    $  2,204,552    $  4,758,256    $  1,041,520     $ 5,657,173
    Employer contributions,
     less forfeitures            1,150,200       1,383,394       3,957,558         641,510       3,661,157
    Rollover
    contributions                  305,157         733,713         986,257         389,576       1,591,160
    Interest on
     participant loans              79,270         101,012         481,026          43,635         348,129
    Dividend income                715,028       1,246,712       2,971,811         542,452       1,862,282
    Net appreciation
     in fair market
     value of investments        1,103,702       1,022,132                        (118,977)     13,535,012
                              ------------    ------------    ------------    ------------    ------------
                                 5,164,331       6,691,515      13,154,908       2,539,716      26,654,913

Deductions from net
assets
  attributed to:
  Benefits paid to participants   (888,456)       (773,936)     (6,009,646)       (598,618)     (3,707,631)
  Administrative expenses          (36,360)

Total Interfund
  Transfers                        144,113       3,364,014       9,103,676         114,693       4,957,361

Transfers from other               424,771          83,462         277,522         270,577         824,742
plans
                              ------------    ------------    ------------    ------------    ------------
Net Increase                     4,808,399       9,365,055      16,526,460       2,326,368      28,729,385


Net assets available at
Beginning of Period             15,029,531      13,616,592      50,033,113       7,649,383      60,121,601
                              ------------    ------------    ------------    ------------    ------------

Net assets available at
 End of Period                $ 19,837,930    $ 22,981,647    $ 66,559,573    $  9,975,751    $ 88,850,986
                              ============    ============    ============    ============    ============



                                 Vanguard          Compaq
                                 Primecap          Stock       Participant
                                   Fund            Fund           Loans           Total
                               ------------    ------------    ------------   ------------
Additions to net assets
  attributed to:
    Employee contributions    $   5,264,153    $ 10,492,285                   $ 31,228,913
    Employer contributions,
     less forfeitures             3,318,506       6,752,133                     20,864,458
    Rollover
    contributions                 1,233,068       1,186,747                      6,425,678
    Interest on
     participant loans              264,834         934,596                      2,252,502
    Dividend income               1,837,914               6                      9,176,205
    Net appreciation
     in fair market
     value of investments         7,314,236      98,024,353                    120,880,458
                               ------------    ------------    ------------   ------------
                                 19,232,711     117,390,120                    190,828,214

Deductions from net
assets
  attributed to:
  Benefits paid to participant   (3,285,035)     (7,449,337)     (1,457,531)   (24,170,190)
  Administrative expenses                                                          (36,360)

Total Interfund
  Transfers                       2,217,108     (25,561,169)      5,660,204

Transfers from other              1,581,388                         108,876      3,571,338
plans
                               ------------    ------------    ------------   ------------
Net Increase                     19,746,172      84,379,614       4,311,549    170,193,002


Net assets available at
Beginning of Period              42,540,940     175,828,535      23,100,713    387,920,408
                               ------------    ------------    ------------   ------------

Net assets available at
 End of Period                 $ 62,287,112    $260,208,149    $ 27,412,262   $558,113,410
                               ============    ============    ============   ============

                  COMPAQ COMPUTER CORPORATION INVESTMENT PLAN
           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              AT DECEMBER 31, 1996


(a)                           (b)                            (c)                       (d)            (e)
                                                        Description of                              Current
                       Identity of issue                  investment                  Cost           value
                       -----------------                --------------            ------------   ------------
*    Compaq Stock Fund                                   Common stock             $112,933,620   $260,208,149

*    Warburg Pincus Institutional International Equity   Mutual fund                18,351,684     19,837,930
     Fund

*    Vanguard Explorer Fund                              Mutual fund                22,120,179     22,981,647

*    Vanguard Money Market Prime Portfolio Fund          Mutual fund                66,559,573     66,559,573

*    Vanguard Short-Term Corporate Bond Fund             Mutual fund                 9,986,016      9,975,752

*    Vanguard Index 500 Portfolio Fund                   Mutual fund                73,297,732     88,850,985

*    Vanguard Primecap Fund                              Mutual fund                55,457,903     62,287,111

*    Participant Loans                          Maturing March 15, 1997 through
                                               May 15, 2027, with interest rates
                                                   ranging from 6% to 11.5%         27,412,263     27,412,263
                                                                                  ------------   ------------
                        Plan assets held for investment                           $386,118,970   $558,113,410
                                                                                  ============   ============

*    Represents an investment associated with a party-in-interest.

                  COMPAQ COMPUTER CORPORATION INVESTMENT PLAN
                 LINE 27d - SCHEDULE OF REPORTABLE TRANSACTION
                      FOR THE YEAR ENDED DECEMBER 31, 1996


                           (a)                     (b)         (c)            (d)          (e)


                       Identity of             Description      Purchase      Selling       Lease
                     party involved             of asset         price         price        rental
                     --------------            -----------      --------      -------       ------
 Compaq Stock Fund                             Common stock   $89,602,880
 Compaq Stock Fund                             Common stock               $ 103,107,324
 Vanguard Money Market Prime Portfolio Fund    Mutual fund     83,240,593
 Vanguard Money Market Prime Portfolio Fund    Mutual fund                   67,004,707
 Vanguard Index 500 Portfolio Fund             Mutual fund     34,218,018
 Vanguard Primecap Fund                        Mutual fund     27,941,861



                           (a)                (f)           (g)          (h)             (i)
                                                                       Current
                                                                      value on
                       Identity of            Expense     Cost of    transaction       Net gain
                     party involved           incurred     asset         date          or (loss)
                     --------------           --------    -------     -----------      ---------
 Compaq Stock Fund                                                    $ 89,602,880
 Compaq Stock Fund                                       $73,117,396   103,107,324    $ 29,889,928
 Vanguard Money Market Prime Portfolio Fund                             83,240,593
 Vanguard Money Market Prime Portfolio Fund               67,004,707    67,004,707
 Vanguard Index 500 Portfolio Fund                                      34,218,018
 Vanguard Primecap Fund                                                 27,941,861



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                          COMPAQ COMPUTER CORPORATION
                                          INVESTMENT PLAN



Date:         , 1997                      By:
      --------                               ----------------------------
                                             Earl Mason
                                             Senior Vice President,
                                             Chief Financial Officer
                                             Compaq Computer Corporation

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  1                   Consent of Independent Accountants